RAINSHINE GLOBAL INC.

CROWDFUNDING CONVERTIBLE NOTE PURCHASE AGREEMENT

This CROWDFUNDING Convertible Note Purchase Agreement (the "Agreement") is made as of [EFFECTIVE DATE] by and among Rainshine Global Inc., a Delaware corporation (the "Company"), and the purchasers identified on Schedule 1 attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

RECITALS

WHEREAS, the Company seeks to conduct an offering of convertible promissory notes pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), Rule 501 of Regulation Crowdfunding ("Regulation CF") as promulgated under the Securities Act; and

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to issue and sell to each of the Purchasers, and each of the Purchasers desires to purchase from the Company, a convertible promissory note, substantially in the form attached hereto as Exhibit A, in exchange for the consideration amount set forth opposite such Purchaser's name on Schedule 1.

AGREEMENT

In consideration of the mutual promises contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties to this Agreement agree as follows:

1. **Purchase and Sale of Notes.**

(a) **Sale and Issuance of Notes.** The Company has authorized the issuance and sale, in accordance with the terms of this Agreement, of Crowdfunding convertible promissory notes of the Company (collectively, the "Crowd Notes", and each individually, a "Note") in the original aggregate principal amount of up to Five Million Dollars ($5,000,000) (such amount, the "Note Offering Amount"). Each Note will be substantially in the form of Exhibit A attached hereto. Subject to and in reliance upon the representations, warranties, terms and conditions contained herein, the Company agrees to issue and sell to each Purchaser, and, each Purchaser, severally and not jointly, agrees to purchase a Note in the principal amount set forth opposite such Purchaser's name on Schedule 1 hereto under the heading "Aggregate Purchase Price of Note" (in each case, the "Consideration").

(b) **Closing; Delivery.**

(i) The initial purchase and sale of one or more of the Crowd Notes shall take place at an initial closing (the "Initial Closing"), to be held at such time and place as the Company and the Purchasers participating therein mutually agree upon, orally or in writing (which time and place are designated as the "Initial Closing Date").

(ii) At the Initial Closing, the Company shall deliver to each Purchaser participating therein the Note to be purchased by such Purchaser at the Initial Closing against (1) payment of the Consideration by check payable to the Company or by wire transfer to a bank designated by the Company, and (2) delivery of counterpart signature pages to this Agreement and the Note. The aggregate principal amount of the Crowd Notes to be issued at the Initial Closing shall not be less than Twenty-Five Thousand Dollars ($25,000).

(iii) After the Initial Closing, but on or before September 30, 2022, the Company may conduct one or more additional closings (each, an "Additional Closing"), if any, to be held at such time and place as the Company and the Purchasers participating in each such Additional Closing mutually agree upon, orally or in writing (each, an "Additional Closing Date"). The Company may, on substantially the same terms and conditions as those contained in this Agreement, sell additional Crowd Notes up to the total aggregate Note Offering Amount, to one or more investors at one or more Additional Closings. Schedule 1 to this Agreement shall be updated by the Company, without the consent of any of the Purchasers, to reflect the number and amount of any Crowd Notes purchased at each Additional Closing and the parties purchasing such Crowd Notes. At each Additional Closing, the Company shall deliver to each Purchaser participating therein the Note to be purchased by such Purchaser at such Additional Closing against (1) payment of the purchase price therefor by check payable to the Company or by wire transfer to a bank designated by the Company, and (2) delivery of counterpart signature pages to this Agreement and the Note. The Initial Closing and Additional Closings are collectively referred to herein as the "Closing."

2. **Execution of Qualified Equity Financing Documents; Adoption Agreement.** Each Purchaser understands and agrees that the conversion of a Note into shares of Qualified Equity Financing Securities or other applicable preferred stock of the Company shall require the Purchaser's execution and delivery of agreements relating to the purchase and sale of shares of the Company's capital stock (the "Qualified Equity Financing Documents"), including, but not limited to, an adoption agreement, substantially in the form attached hereto as Exhibit B (the "Adoption Agreement"), pursuant to which such Purchaser shall agree to be bound by, and to adopt, the Stockholders' Agreement of the Company (as amended from time to time, the "Stockholders' Agreement"). Upon the Company's acceptance of such Adoption Agreement, such Purchaser shall become a party to the Stockholders' Agreement as an Investor (as defined in the Stockholders' Agreement).

3. **Representations and Warranties of the Company.** The Company hereby represents and warrants to each Purchaser that:

(a) **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties ("Material Adverse Effect").

(b) **Authorization.** All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this

Agreement and the authorization, sale, issuance and delivery of the Crowd Notes, and the performance of all obligations of the Company under this Agreement and the Crowd Notes, has been taken or will be taken prior to the Initial Closing. This Agreement and the Crowd Notes, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) **Valid Issuance of Shares.** The Crowd Notes and the shares of Qualified Equity Financing Securities or other applicable preferred stock of the Company issuable on conversion thereof, when issued, sold, and delivered in accordance with the terms set forth in this Agreement and the Crowd Notes, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Stockholders' Agreement, the Qualified Equity Financing Documents, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 4 and subject to the filings described in Section(e), the Crowd Notes and the shares of Qualified Equity Financing Securities or other applicable preferred stock issuable on conversion thereof will be issued in compliance with all applicable federal and state securities laws.

(d) **No Disqualification Event.** No "bad actor" disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (such event, a "Disqualification Event") is applicable to the Company or, to the Company's knowledge, with respect to the Company as an "issuer", any Person listed in the first paragraph of Rule 506(d)(1) of the Securities Act, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicIe.

(e) **Governmental Consents and Filings.** Assuming the accuracy of the representations made by the Purchaser in Section 4, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any required filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

(f) **Subsidiaries.** Other than Rainshine India, Rainshine Entertainment N.A, Inc, and RainBlox Inc. the Company does not currently directly own or control any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(g) **Litigation.** There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or director of the Company arising out of their employment or relationship with the Company, (ii) to the Company's knowledge, that questions

the validity of the Stockholders' Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated by the Stockholders' Agreement, or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.

(h) **Intellectual Property.** The Company owns or possesses or reasonably believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, with which any of them may be affiliated now or may have been affiliated in the past.

(i) **Compliance with Other Instruments.** The Company is not in violation or default (i) of any provisions of the Amended and Restated Certificate of Incorporation of the Company (the "Amended and Restated Certificate") or the Bylaws of the Company (the "Bylaws"), (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) to the Company's knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Agreement and the Crowd Notes and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (A) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (B) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

(j) **Actions.** The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $100,000 or in excess of $250,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. The Company is not a guarantor or indemnitor of any indebtedness of any other person. For the purposes of this Section 3(j), all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person (including persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(k) **Stockholders' Agreement and Option Agreement.** Except as may be provided in the Stockholders' Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding capital stock. To the Company's knowledge, except as may be contemplated in the Stockholders' Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital stock of the Company. Pursuant to an Option Agreement (the "Option Agreement") between the Company, Rainshine India, and certain holders (the "Option Holders") of shares in Rainshine India (the "RI Shares"), upon the occurrence of certain events specified in the Option Agreement (i) the Company has the right to require such Option Holders to sell their RI Shares to the Company, and (ii) the Option Holders have the right to require the Company to purchase from the Option Holders their RI Shares.

(l) **Property.** The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to the Company's knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

(m) **Tax Returns and Payments.** There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency.

(n) **Permits.** The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

(o) **Corporate Documents.** The Amended and Restated Certificate and the Bylaws are in the form made available to the Purchaser. The Company made available to the Purchaser all actions by written consent without a meeting by the board of directors of the Company (the "Board") and the stockholders of the Company since the date of incorporation, which accurately reflect in all material respects all actions by the Board (and any committee of directors) and stockholders with respect to all transactions referred to therein.

(p) **No Finder's Fees.** The Company represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(q) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd Note.

4. **Representations and Warranties of the Purchasers.** Each Purchaser, on behalf of itself and not with respect to any other Purchaser, hereby represents and warrants to the Company that:

(a) **Authorization.** The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(b) **Purchase Entirely for Own Account.** This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Crowd Notes and the shares of Qualified Equity Financing Securities or other applicable preferred stock of the Company issuable upon conversion thereof (collectively, the "Securities") to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Purchaser has not been formed for the specific purpose of acquiring any of the Securities.

(c) **Knowledge.** The Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities.

(d) **Restricted Securities.** The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able Isatisfy.

(e) **No Public Market.** The Purchaser understands that no public market now exists for any of the securities issued by the Company, that the Company has made no assurances that a public market will ever exist for the Securities.

(f) **Legends.** The Purchaser understands that the Crowd Notes and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

(i) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

(g) The Purchaser acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act..

(h) The Purchaser understands and acknowledges that as a Crowd Notes investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(i) The Purchaser represents that the Purchaser understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(j) **No Finder's Fees**. The Purchaser represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible.

5. **Conditions of the Purchasers' Obligations at Closing.** The obligations of each Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived:

(a) **Representations and Warranties.** The representations and warranties of the Company contained in Section 3 shall be true on and as of the applicable Closing with the same effect as though such representations and warranties had been made on and as of the date of the applicable Closing.

(b) **Qualifications.** All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

6. **Conditions of the Company's Obligations at Closing.** The obligations of the Company to each Purchaser under this Agreement are subject to the fulfillment, on or before the applicable Closing of the Note, of each of the following conditions, unless otherwise waived:

(a) **Representations and Warranties.** The representations and warranties of the Purchaser contained in Section 4 shall be true on and as of the applicable Closing with the same effect as though such representations and warranties had been made on and as of the applicable Closing.

(b) **Qualifications.** All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

7. **Miscellaneous.**

(a)

(b) **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly

provided in this Agreement. No Purchaser may assign its rights or obligations under this Agreement without the prior written consent of the Company, provided, however, that no such consent shall be required for assignments to a Purchaser's principal or any other individual, corporation, partnership, trust, limited liability company, association or other entity (each a "Person") who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person or such Person's principal, including, without limitation, any general partner, managing member or partner, officer or director of such Person or such Person's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person or such PersoI principal.

(c) **Governing Law and Jurisdiction.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. The Company and each Purchaser (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement and the Crowd Notes shall be instituted exclusively in federal or state courts located in the State of Delaware, (ii) waive any proceeding, and (iii) irrevocably consent to the jurisdiction of the federal or state courts located in the State of Delaware in any such suit, action or proceeding. The Company and each Purchaser further agree to accept and acknowledge service of any and all process which may be served in any such suit action or proceeding brought in the federal or state courts located in the State of Delaware and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any suit, action or proceeding.

(d) **Counterparts.** This Agreement may be executed in two or more counter-parts, each of which shall be deemed an original and all of which together shall constitute one instrument. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy oIhis Agreement.

(e) **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(f) **Notices.** Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

(g) **Amendments and Waivers.** The Company's agreements with each of the Purchasers are separate agreements, and the sales of the Crowd Notes to each of the Purchasers are separate sales. Nonetheless, any term of this Agreement or the Crowd Notes shall be amended and the observance of any term of this Agreement or the Crowd Notes shall be waived (either generally or in a particular instance and either retroactively or prospectively), with the

written consent of the Company and the Purchasers holding Crowd Notes representing at least a majority of the aggregate principal amount of the Crowd Notes then outstanding (the "Majority Purchasers"); provided, however, that the Company may update Schedule 1 hereto pursuant to Section 1(b)(iii) without the consent of any of the Purchasers. Notwithstanding the foregoing, in no event shall any amendment of the Crowd Notes by the Majority Purchasers either (i) reduce the principal amount of any Note without any affected Purchaser's consent or (ii) amend any Note in a manner disproportionately affecting any Purchaser in a manner different than the other Purchasers without such disproportionately affected Purchaser's consent. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement outstanding at the time and each future holder of all such Crowd Notes.

(h) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) **Entire Agreement.** This Agreement, the Crowd Notes, and the other documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

(j) **Waiver of Jury Trial**. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE CROWD NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) **Exculpation Among Purchasers.** Each Purchaser acknowledges that it is not relying upon any person, firm, advisor or other entity, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Purchaser agrees that no other Purchaser nor the respective controlling persons, officers, managers, directors, partners, agents, or employees of any Purchaser shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Securities.

(l) Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Qualified Equity Financing Securities or other applicable preferred stock that is otherwise identical in all respects to the shares of Qualified Equity Financing Securities or other applicable preferred stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series

A-CF Preferred Stock to except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

[*Signature Pages Follow*]

The parties have executed this Convertible Note Purchase Agreement as of the date first written above.

COMPANY:

RAINSHINE GLOBAL INC.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Address: 307 7th Avenue, Suite 1601,
New York, NY 10001

The parties have executed this Convertible Note Purchase Agreement as of the date first written above.

PURCHASER:

By: *Investor Signature*

Name: [INVESTOR NAME]

SCHEDULE 1

SCHEDULE OF PURCHASERS

Name and Address of Purchaser	Aggregate Purchase Price of Note
Total:	

EXHIBIT A

FORM OF CROWDFUNDING CONVERTIBLE PROMISSORY NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

RAINSHINE GLOBAL INC.

CROWDFUNDING CONVERTIBLE PROMISSORY NOTE

US $[AMOUNT] [EFFECTIVE DATE]

For value received, Rainshine Global Inc., a Delaware corporation (the "Company"), promises to pay to [INVESTOR NAME] (the "Holder"), the principal sum of $[AMOUNT]. Interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to three percent (3%) per annum. This Note is one of a series of Crowdfunding Convertible Promissory Notes containing substantially similar terms and conditions, each issued pursuant to that certain Crowdfunding Convertible Note Purchase Agreement, dated [EFFECTIVE DATE] (the "Purchase Agreement"). Such Notes are referred to herein as the "Crowd Notes," and the holders thereof are referred to herein as the "Holders." This Note is subject to the following terms and conditions.

1. **Maturity.** If in the event that Crowd Notes remain outstanding on December 31, 2023 (the "Maturity Date"), then the outstanding principal balance of each such Note and any unpaid accrued interest shall convert as provided in Section 2 below. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. **Conversion.**

(a) **Automatic Conversion**. If, on or before the Maturity Date, the Company issues and sells to one or more third parties shares of any series or class of the Company's

preferred stock (the "Qualified Equity Financing Securities"), for an aggregate purchase price of at least Five Million Dollars ($5,000,000) (excluding the conversion of the Notes and any simple agreements for future equity ("SAFEs")) (such financing, a "Qualified Equity Financing"), then the outstanding principal balance of this Note, together with any unpaid accrued interest thereon, shall automatically convert without any action by the Company or the Holder into CF Shadow Series shares of Qualified Equity Financing Securities at a conversion price (as determined pursuant to this section, the "Conversion Price") equal to the lesser of (i) the product of (x) eighty-five percent (85%) and (y) the purchase price paid per share by the investors purchasing such Qualified Equity Financing Securities for cash in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (x) $100,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing. The issuance of Qualified Equity Financing Securities pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Qualified Equity Financing Securities issued and sold pursuant to the Qualified Equity Financing, including the terms and conditions of the Certificate of Incorporation of the Company as in effect upon the consummation of the Qualified Equity Financing, and any agreements entered into in connection with the Qualified Equity Financing by and among the Company and certain stockholders of the Company (collectively, the "Qualified Equity Financing Documents").

For the purposes hereof, "Fully Diluted Capitalization" means the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including all outstanding and issued options or warrants to purchase the Company's capital stock, provided, however, that "Fully Diluted Capitalization" excludes: (A) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (B) any convertible promissory notes or SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

For the purposes hereof, "Equity Securities" means (1) Common Stock of the Company ("Common Stock"); (2) any securities conferring the right to purchase Common Stock; or (3) any securities directly or indirectly convertible into, or exercisable or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, any convertible promissory notes or SAFEs issued by the Company.

(b) **Optional Conversion upon Corporate Transaction**. In the event of a Corporate Transaction (as defined below) prior to the full repayment or conversion of this Note pursuant to the terms hereof, the outstanding principal amount of this Note, together with any unpaid accrued interest thereon, shall become immediately due and payable immediately prior to the closing of such Corporate Transaction; provided, however, that upon the written election of the Holder made not less than five (5) days prior to the Corporate Transaction, the Company shall convert the outstanding principal amount of this Note, together with any unpaid accrued interest, into shares of Common Stock at a conversion price equal to the quotient resulting from

dividing $100,000,000 by the Fully Diluted Capitalization of the Company. The Company shall notify the Holder of any such Corporate Transaction at least 10 days prior to the anticipated consummation of such Corporate Transaction. Any repayment made pursuant to this Section shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Corporate Transaction or its agent) following the Corporate Transaction in connection with payment procedures established in connection with such Corporate Transaction.

For purposes hereof, "Corporate Transaction" means any of the following events: (1) a merger, consolidation, or reorganization of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, except any such merger, consolidation, or reorganization in which the shares of capital stock of the Company outstanding immediately prior to such merger, consolidation, or reorganization continue to represent, or are converted into or exchanged for shares of capital stock that represent, at least a majority, by voting power, of the capital stock of the Company (or the surviving entity) immediately after such merger, consolidation, or reorganization (2) the sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company or (3) the sale, transfer, or other disposition, in a single transaction or series of related transactions, of more than 50% of the voting capital stock of the Company; provided, that, "Corporate Transaction" shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

(c) **Maturity Date Conversion.** In the event that any Crowd Notes remain outstanding on the Maturity Date, then the outstanding principal balance of each such Note and any unpaid accrued interest shall, upon the election of the Holders holding Crowd Notes representing at least a majority of the aggregate principal amount of the Crowd Notes then outstanding (the "Majority Holders") given prior to the Maturity Date, convert as of the Maturity Date into shares of applicable preferred stock at a conversion price equal to the quotient resulting from dividing $100,000,000 by the Fully Diluted Capitalization of the Company.

(d) **Execution of Qualified Equity Financing Documents Upon Conversion; Regulatory Requirements**. As a condition precedent to the issuance of any shares of capital stock of the Company to the Holder upon conversion of a Note, the Holder shall execute and deliver a counterpart signature page to all Qualified Equity Financing Documents, as and when requested by the Company, as confirmation that the Holder shall be bound by all of the terms and conditions of such agreements, including all obligations with respect to transfers of shares.

(e) **Mechanics and Effect of Conversion.** No fractional shares of the Company's applicable preferred stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or

certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property, if any, to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note pursuant to this Section 2, the Holder shall become a party to the Stockholders' Agreement (as defined in the Purchase Agreement) by executing and delivering an Adoption Agreement (as defined in the Purchase Agreement) to the Company. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

3. **Payment; Prepayment.** All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**").

4. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

5. **Governing Law, Jurisdiction and Waiver of Jury Trial.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. The Company and the Holder (i) agree that any legal suit, action or proceeding arising out of or relating to this Note shall be instituted exclusively in federal or state courts located in the State of Delaware, (ii) waive any proceeding, and (iii) irrevocably consent to the jurisdiction of the federal or state courts located in the State of Delaware in any such suit, action or proceeding. The Company and the Holder further agree to accept and acknowledge service of any and all process which may be served in any such suit action or proceeding brought in the federal or state courts located in the State of Delaware and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any suit, action or proceeding. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6. **Notices.** Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt through email as set forth below or as subsequently modified by written notice.

7. **Amendments and Waivers.** Any provision of this Note shall be amended and the observance of any term of this Note shall be waived (either generally or in a particular instance and either retroactively or prospectively) in accordance with the provisions of the Purchase Agreement.

8. **Stockholders, Officers and Directors Not Liable.** In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

9. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement. A signed copy of this Note delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Note.

10. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Rainshine Global Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT B

FORM OF ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on [EFFECTIVE DATE], by the undersigned (the "**Holder**") pursuant to the terms of that certain Stockholders' Agreement dated as of [EFFECTIVE DATE] (the "**Stockholders' Agreement**"), by and among the Company and certain of its stockholders, as such Stockholders' Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Stockholders' Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") for one of the following reasons (Check the correct box):

☐ As a new Common Stockholder in accordance with Section 6.1 or 6.2 of the Stockholders' Agreement, in which case Holder will be a "Common Stockholder" and a "Stockholder" for all purposes of the Stockholders' Agreement.

☒ As a new Investor in accordance with Section 6.1 or 6.2 of the Stockholders' Agreement, in which case Holder will be a "Investor" and a "Stockholder" for all purposes of the Stockholders' Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Stockholders' Agreement to be bound thereby, shall be bound by and subject to the terms of the Stockholders' Agreement and (b) adopts the Stockholders' Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Stockholders' Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: [INVESTOR NAME]

By: *Investor Signature*
Name and Title of Signatory

ACCEPTED AND AGREED:

RAINSHINE GLOBAL INC.

By: *Founder Signature*

Title: [FOUNDER_TITLE]